FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 27, 2004

Commission File Number 001-31522
Eldorado Gold Corporation
(Translation of registrant's name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: July 27, 2004	/s/ Dawn Moss Dawn Moss, Corporate Secretary

June 30, 2004	Report to Shareholders
Suite 1188 - 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

July 23, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Eldorado Gold Corporation
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)	June 30,	December 31,
	2004	2003
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$86,754	$105,465
Accounts receivable	4,145	3,213
Inventories	5,342	5,623
	96,241	114,301

Property, plant and equipment	28,231	23,784
Mineral properties and deferred development	44,111	32,287
Investments and advances	1,224	1,258
	$169,807	$171,630
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$4,845	$7,164

	4,845	7,164

Asset retirement obligation	7,387	7,172
Contractual severance obligation	477	318
Deferred gain (loss)	-	(329)
Future income taxes	1,939	3,830

	14,648	18,155

SHAREHOLDERS' EQUITY
Share capital (Note 3)	445,235	444,665
Contributed surplus	1,094	1,094
Stock based compensation	4,868	1,418
Deficit	(296,038)	(293,702)
	155,159	153,475
	$169,807	$171,630
Approved by the Board	Approved by the Board

"Paul N. Wright"	"Robert Gilmore"

Director	Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except per share amounts)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Gold sales	$6,894	$9,022	$15,867	$18,188
Interest and other income	365	326	1,332	608
	7,259	9,348	17,199	18,796
Expenses
Operating costs	5,250	5,785	11,515	10,835
Depletion, depreciation and amortization	1,064	2,565	2,123	5,129
General and administrative	1,124	991	2,369	2,029
Exploration expense	798	370	1,725	620
Interest and financing costs	-	188	-	380
Stock based compensation expense	134	193	3,450	915
Accretion expense	108	101	215	203
Gain on disposal of investments and advances	-	-	(37)	-
Writedown of investments and advances	-	94	-	94
Foreign exchange loss (gain)	1,715	(2,469)	1,951	(4,736)
	10,193	7,818	23,311	15,469
Profit (loss) before income taxes	(2,934)	1,530	(6,112)	3,327
Taxes
Current	58	(83)	1,903	(201)
Future	1,203	-	1,873	-
Net income (loss) for the period	$(1,673)	$1,447	$(2,336)	$3,126
Deficit at the beginning of the period:	(294,365)	(246,990)	(293,702)	(248,669)

Deficit at the end of the period	$(296,038)	$(245,543)	$(296,038)	$(245,543)
Weighted average number
of shares outstanding	254,698,452	212,756,916	254,467,638	211,364,448
Basic and Diluted Income (loss) per share - U.S.$	$(0.01)	$0.01	$(0.01)	$0.02
Basic and Diluted Income (loss) per share - CDN.$	$(0.01)	$0.01	$(0.01)	$0.03

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss) for the period	$(1,673)	$1,447	$(2,336)	$3,126
Items not affecting cash
Depletion, depreciation and amortization	1,064	2,565	2,123	5,129
Future income taxes	(1,203)	-	(1,873)	-
Interest and financing costs	-	41	-	86
Writedown of investments and advances	-	94	-	94
Amortization of hedging (gain ) loss	-	(635)	329	(1,315)
Stock based compensation expense	134	193	3,450	915
Contractual severance expense	79	-	159	-
Accretion expense	108	101	215	203
Foreign exchange loss (gain)	669	(3,059)	1,185	(5,489)
	(822)	747	3,252	2,749
(Increase) in accounts receivable	(163)	(832)	(932)	(879)
(Increase) decrease in inventories	(146)	(334)	281	(327)
(Decrease) Increase in accounts payable and accrued liabilities	(152)	545	(2,319)	(215)

	(1,283)	126	282	1,328
Cash flow from investing activities
Property, plant and equipment	(3,591)	(2,741)	(6,570)	(4,647)
Mineral properties and deferred development	(1,430)	(619)	(11,824)	(1,414)
Investments and advances	-	(136)	(35)	(136)
Proceeds from disposals of investments and advances	-	-	69	-

	(5,021)	(3,496)	(18,360)	(6,197)
Cash flow from financing activities
Issue of common shares:
Voting - for cash	120	158	570	3,161

	120	158	570	3,161

Foreign exchange gain (loss) on cash held in foreign currency	(692)	3,079	(1,203)	5,519
Net Increase (decrease) in cash and cash equivalents	(6,876)	(133)	(18,711)	3,811

Cash and cash equivalents at beginning of the period	93,630	41,571	105,465	37,627
Cash and cash equivalents at end of the period	$86,754	$41,438	$86,754	$41,438

Supplemental cash flow information
Interest paid	$-	$295	$-	$295
Income tax paid	$74	$5	$74	$15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2nd Quarter ended June 30, 2004 and 2003 (in thousands of U.S. dollars except per share and per ounce amounts)

1.

Nature of Operations

Eldorado Gold Corporation (“Eldorado”, “the Company”) is engaged in gold mining and related activities, including exploration and development, extraction, processing, and reclamation. Gold, the primary product, is produced in Brazil. Exploration activities are carried on in Brazil, Turkey and China.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable.  The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.  The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2.

Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

Earnings (loss) per share

Earnings or loss per common share is calculated using the weighted average number of common shares outstanding during each period. Diluted earnings or loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use the proceeds to purchase its common shares at their average market price during the period.

3.

Share Capital

(a)        Authorized and Issued Share Capital

Eldorado’s authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value.  The details of the common shares issued and outstanding are as follows:

2004	Shares Issued	Amount

Shares at beginning of the year	253,961,176	$444,665
Shares for exercised stock options	858,000	541
Shares for cash consideration - Warrants	10,100	32
Shares issue costs for cash consideration - Financing	-	(3)
Shares at June 30, 2004	254,829,276	$445,235

(b)      Share option plan

As at June 30, 2004, the Company has a share option plan as described in the most recent annual financial statements of the Company. The Company accounts for its grants under those plans in accordance with the fair value based method of accounting for stock based compensation. Compensation costs charged against net income in 2004 for the plans  was $3,450.

In accordance with the terms of the Employee Incentive Stock Option Plan (the “Plan”) the Board of Directors and the Toronto Stock Exchange approved an amendment to the Plan increasing the reserve of Common Shares for issuance pursuant to the Plan from 10,200,000 to 12,741,463, effective May 13, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2nd Quarter ended June 30, 2004 and 2003 (in thousands of U.S. dollars except per share and per ounce amounts)

A summary of the terms and status of Company’s outstanding options at June 30, 2004 and the changes for the period ending on that date is presented below:

	Six months ended
	June 30, 2004
Options	Outstanding	Weighted average
	Options	exercise price - Cdn.$

Outstanding at the beginning of the period	3,355,500	1.82
Granted	3,685,000	3.67
Exercised	(858,000)	0.84
Outstanding at the end of the period	6,182,500	3.07

Options exercisable at period end	5,164,166	3.01

3.  Share Capital (continued)

The following table summarizes information about share options outstanding as at June 30, 2004.

Number Outstanding	Weighted-Average	Weighted Average Exercise
At June 30, 2004	Remaining	Price - Cdn$
	Contractual Life
	(years)

60,000	0.17	0.65
10,000	0.59	0.80
110,000	2.07	0.37
547,500	2.91	1.04
1,770,000	3.88	2.70
3,685,000	4.61	3.67

6,182,500	4.16	3.07

The following table summarizes information about the warrants outstanding as at June 30, 2004.

Number Outstanding At June 30, 2004	Weighted-Average Remaining Contractual Life (years)	Weighted Average Conversion Price - Cdn.$
12,442,650	0.15	4.10

12,442,650	0.15	4.10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2nd Quarter ended June 30, 2004 and 2003 (in thousands of U.S. dollars except per share and per ounce amounts)

4.

Segmented Information

All of Eldorado’s operations are related to the gold mining industry. Eldorado had one producing mine, São Bento, and has assets located in South America, Turkey and Australia. In 2003, the Company began exploration activities in China.

	Three months		Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	Six 30
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gold sales
São Bento Mine	$6,894	$9,022	$15,867	$18,188
	6,894	9,022	15,867	18,188
Operating costs
São Bento Mine	5,250	5,785	11,515	10,835
Accretion expense	108	101	215	203
	5,358	5,886	11,730	11,038
Depletion, depreciation and amortization
São Bento Mine	1,044	2,457	2,088	4,915
	1,044	2,457	2,088	4,915
Corporate expenses, net of interest and other income	(2,494)	1,508	(2,986)	2,721
Exploration expense	(798)	(370)	(1,725)	(620)
Stock based compensation	(134)	(193)	(3,450)	(915)
Write down of investments and advances	-	(94)	-	(94)

Profit (loss) before income taxes	(2,934)	1,530	(6,112)	3,327
Taxes
Current	58	(83)	1,903	(201)
Future	1,203	-	1,873	-
Net income (loss) for the period	$(1,673)	$1,447	$(2,336)	$3,126

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2nd Quarter ended June 30, 2004 and 2003 (in thousands of U.S. dollars except per share and per ounce amounts)

4.

Segmented Information (continued)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues by geographic area
North America	$369	$291	$817	$510
South America	6,898	9,056	16,337	18,255
Turkey	(8)	1	45	31

	$7,259	$9,348	$17,199	$18,796
Net income (loss) by geographic area
North America	$(2,260)	$1,814	$(7,023)	$2,421
South America	1,344	(108)	5,407	1,153
Turkey	(737)	(230)	(693)	(400)
Australia	(20)	(29)	(27)	(48)
	$(1,673)	$1,447	$(2,336)	$3,126

			June 30	December 31
			2004	2003
			(unaudited)
Segment assets
São Bento Mine			$45,530	$42,952

Total assets for reportable segments			45,530	42,952

Turkey			45,039	32,287
Other			79,238	96,391
			$169,807	$171,630

Assets by geographic area
North America			$79,156	$91,372
South America			45,605	43,079
Turkey			45,039	37,174
Australia			7	5
			$169,807	$171,630

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Please review this report with the Consolidated Financial Statements and accompanying Notes. All monetary amounts are in United States dollars unless otherwise noted.

The Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Eldorado Gold Corporation (“Eldorado” or the “Company”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The MD&A is comprised of ten key sections.  The Overview provides a high level summary of Eldorado’s financial results, operating performance and financial condition.  The Critical Accounting Policy section details the Company’s key accounting policies.  The Critical Estimate section details the key estimates the Company utilizes in determining key financial information.  The financial Results of Operations section provides a detailed analysis of key financial components.  The Review of Operations section provides a detailed analysis of the Company’s operating results at the São Bento mine.  The Summary of Quarterly Results and 2nd Quarter Discussion details the revenue and net income (loss) figures for the past eight reporting quarters with a brief discussion summarizing the 2nd quarter results. The Liquidity and Capital Resources section describes the Company’s cash position and details the significant factors affecting Eldorado’s operating, investing and financing results.  In the Risks and Uncertainties section, the risks associated with the business are identified, and the risk management programs in place to manage and mitigate exposures are discussed.  The Outlook section outlines Eldorado’s key financial and operating plans for the remainder of 2004 and beyond.  Finally the Non-GAAP Measures sections provides definitions for non-GAAP performance measures to reported GAAP measures.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The MD&A reviews the business of Eldorado Gold Corporation and compares its financial results for the Q2 of 2004 with those of the Q2 of 2003. In order to obtain a comprehensive understanding of the Company’s financial condition and results of operations, it is best to read the MD&A together with the consolidated financial statements and accompanying Notes starting on page 6.

Eldorado’s consolidated financial statements are expressed in United States (“U.S.”) dollars. All monetary amounts in this report are in U.S. dollars except where otherwise indicated.

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and filed with appropriate regulatory authorities in Canada and the United States.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

1.  Overview

Eldorado is a North American based gold producer. The Company owns and operates the São Bento Gold Mine (“São Bento”) in Brazil, develops gold mineralized properties into mines and explores for and/or acquires precious mineral properties for exploration.

The Company continues to be in a strong financial position. At June 30, 2004, it had $86,754 in cash and short-term deposits. Cash is available to fund the construction of the Kisladag Project and to carry out planned exploration. The Company is debt free and production remains unhedged. The Company’s consolidated cash from operations for Q2 2004 was ($1,283) compared to $126 in Q2 2003.  The negative cash flow from operations in Q2 is a direct result of lower gold sales, higher operating costs and a foreign exchange loss.

In 2004, the Company achieved a significant milestone at its Kisladag Gold Project (“Kisladag Project”) in Western Turkey, acquiring all of the private lands required for development of the Kisladag Project.  The Company had previously purchased all necessary Treasury Land and has secured access to Forestry Land.  Successful completion of the private land purchase enables the Company to proceed with the final stages in the permitting process, specifically the submission of the Zoning Plan and application for the Construction Permit leading to construction in Q3 2004.  In addition, the Company has acted to secure timely delivery of the long lead time items, particularly the crushing system in awarding a contract for $4.0 million.

During Q2 the Turkish Parliament passed two major pieces of legislation positively impacting the mining industry in Turkey.  Legislation exempting the production of gold in Turkey from Value Added Tax (“VAT”) and amendments to the Mining Law.

The VAT law was amended to exempt the gold mining industry (producers of gold and silver in Turkey) from paying VAT on their activities including exploration, construction, purchase of equipment, mine operation, smelting and refining.  The amended VAT Law makes Turkey consistent and competitive with other countries in its treatment of VAT by reducing the cost of mine construction and production of precious metals.  The amendment to the VAT Law positively impacts the Company’s Kisladag Project improving the internal rate of return to 43% at a $350/oz. gold price.

Kisladag Project Performance (@$350/oz gold) (1)

Project Data	May Cost Update	May Cost Update
	with VAT	without VAT

Initial Project Costs	$73.3 million	$62.6 million
Life of Mine Capital	$167.1 million	$142.8 million
Cash Operating Costs	$188/oz	$165/oz
Total Production Costs	$244/oz	$214/oz
After Tax Net Present Value @ 0%	$286 million	$348 million
After Tax Net Present Value @ 5%	$164 million	$215 million
After Tax IRR	29%	43%

(1)

Feasibility Study Cost Update - May 2004

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

The Mining Law now consolidates the activity of all sectors of the industry including hard rock, soft rock and industrial minerals mining as well as quarrying and aggregate industries.  Some significant changes affecting the activities of the Company in Turkey are summarized as follows:

  access to land previously restricted from mining activity will now be possible through a general regulation of the Council of Ministers;

  fund Fees of 5% on capital installations on Forest Lease Lands required in the old legislation no longer apply;

  the Expropriation Law No. 2942 which governs procedures to acquire land critical to fulfillment of investment now applies to mining activity;

  a Royalty on ore processed off site will be paid to the State for mining activity amounting to 2% of the sales value of the ore mined.  Ore processed on site at the operators’ plant is reduced to 1%.  This compares with previous royalties of 3% of operating cash costs.

The Shaft Deepening Project continues at the São Bento Mine. Production in Q2 has been adversely affected by the high level of waste handling taking priority over ore production.  The Company expects this trend to continue throughout July and August.  Commencing in September with completion of the major waste excavation, ore production is planned to increase. Revised estimates are 85,000 ounces of gold produced at a cash cost of $270 per ounce for 2004 improving to 94,000 ounces at $240 per ounce in 2005. The Company continues with its deep drilling program below the metabasite intrusive designed to define the extent of mineralization below the intrusive and expects to comment on the results of this program in its Q3 reporting.

2.  Critical Accounting Policies

Eldorado’s accounting policies are described in Note 2 to the consolidated financial statements.  Management considers the following policies to be critical in understanding the judgments that are involved in preparing Eldorado’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

Use of Estimates

In preparing the Company’s  financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  The most significant estimates are related to the physical and economic lives of mineral assets, their recoverability, site restoration costs and related obligations.

Revenue Recognition

Eldorado recognizes revenue under the sales method.  The sales method recognizes gold sales when delivery is made and title to the refined gold passes to the purchaser.

Property, Plant and Equipment / Exploration and Development

In accordance with its accounting policies in these areas, Eldorado capitalizes costs incurred on properties after it has been established that there is a mineral resource on a property.  Upon commencement of production, capitalized costs for assets in use are subject to depreciation and depletion over their estimated useful lives.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Management’s estimates of mineral prices, recoverable proven and probable reserves, resources, operating capital and reclamation costs are subject to risks and uncertainties, which may affect the assessment of recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred.  A liability for the present value of estimated closure costs and the related asset created with it is recorded.  The related asset is then amortized over the remaining life of the asset and accretion expense relating to the liability is recognized using a credit-adjusted risk-free interest rate.  At various times the Company reviews the adequacy of Eldorado’s asset retirement obligations based on Eldorado’s current estimates of future costs.

Stock Based Compensation

The Company uses the fair value accounting based method for stock options.

3.

Critical Accounting Estimates

The Company, in assessing the carrying values of its properties, utilizes three critical accounting estimates as follows:

Reserves and Resources

Proven and probable reserves are determined in accordance with National Instrument 43-101 (“NI 43-101”).

Gold Price

The Company estimates the future price of gold based on historical trends and published forecasted estimates.  Presently the Company’s five-year plan assumes the following prices:

	2004	2005	2006	2007	2008

Gold price (US$/oz)	400	375	350	350	350

The resulting average price is U.S. $365/oz.

Operating Costs

The Company reports its operating costs in accordance with the Gold Institute Standard. Future operating costs however include estimates of currency foreign exchange and inflation trends.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

4.  Consolidated Financial Results of Operations

Net income (loss)

	Q2	Q2
	2004	2003

Net Income (loss)	$(1,673)	$1,447

The net loss reported by the Company in Q2 2004 results primarily from lower sales volumes, higher operating costs per ounce and a foreign exchange loss experienced during the period.

Revenues

The Company’s revenues consist of sales of gold bullion. Gold bullion continues to be sold in 2004 to a number of financial and trading institutions.

Revenue	Q2	Q2
	2004	2003

Gold	$6,894	$8,387
Effects of Hedging	-	635

Total Gold Sales	$6,894	$9,022

Interest and other income	365	326

	$7,259	$9,348

Gold Sold
Ounces	17,424	24,368
Realized Price ($/oz)	396	344

Gold sales revenue was $6,894 in Q2 2004 compared with $8,387 in Q2 2003 reflecting lower sales volumes. São Bento sold 17,424 ounces of gold in Q2 2004 at a realized price of $396/oz. compared to 24,368 ounces in Q2 2003 at a realized price of $344/oz. Gold production decreased by 32.7% compared to Q2 2003.  This is due to the continued interference with production as a result of the shaft deepening activities and infrastructure development at depth. The Company expects this trend to continue through 2004 at which time ramp development will be completed allowing for reduced waste haulage and repositioning of equipment to mining activities.  It is expected upon completion of the Shaft Deepening Project that production will increase and unit costs will decrease. Total cash and production costs per ounce for Q2 were $310 and $376, respectively, compared with $237 and $350 respectively, in 2003.  Increase in cash costs per ounce is primarily a result of lower gold production levels and increased transportation costs as the mining is conducted beneath the present shaft bottom.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

In 2001, the Company liquidated its gold hedge position and remains unhedged. The Company continues to sell its gold production at spot prices and anticipates a strong gold price throughout fiscal 2004. The Company is forecasting an average gold price of $400/oz. in 2004.

Revenue includes a hedging gain in Q2 2003 of $635. The hedging gain results from the liquidation of a portion of the Company’s hedge book in the years 1998 through 2001. The hedging amortization was completed in Q1 2004.

Interest and Other Income

Interest and other income for Q2 2004 was $365, compared with $326 in Q2 2003 and results primarily from investments of the Company’s substantial cash holdings.

Expenses

	Q2	Q2
	2004	2003

Operating costs	$5,250	$5,785
Depletion, depreciation and amortization	1,064	2,565
General and administrative	1,124	991
Exploration expense	798	370
Foreign exchange loss (gain)	1,715	(2,469)
Stock based compensation expense	134	193
Other	108	289

	$10,193	$7,724

Operating costs at São Bento were $5,250 for Q2 2004 compared with $5,785 for Q2 2003.  The lower operating costs for Q2 of 2004 is the result of increased ore inventory compared to decreased ore inventory inQ2 2003.

Production Highlights (All figures in U.S. Dollars)
	Q2	Q2	Six months	Six months
	2004	2003	2004	2003
Gold Production
Sao Bento Mine, Brazil
Ore tonnes	84,595	94,497	175,181	186,601
Grade (grams/tonne)	8.37	8.95	8.27	9.25
Ounces	18,007	26,772	39,165	48,603
Cash Operating Cost ($/oz.)	303	230	288	223
Total Cash Cost ($/oz.)	310	237	296	230
Total Production Cost ($/oz.)	376	350	357	345

Gold Sold & GAAP Reconciliation (1)
Ounces sold	17,424	24,368	40,217	48,222
Realized Price ($/oz.)	396	344	403	350
Operating costs per Income Statement ($000)	5,250	5,785	11,515	10,835
GAAP reconciling items ($000)	29	(180)	67	(81)
Cash Operating Cost ($000)	5,279	5,605	11,582	10,754
Cash Operating Cost ($/oz.)	303	230	288	223
Note 1: For more details see Section 10. Non-GAAP Measures

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Depreciation, depletion and amortization expenses for mining assets are recorded on the life-of-mine method. Other assets are depreciated over their estimated useful lives.  The decrease in depreciation, depletion and amortization expense in Q2 2004 is a reflection of the substantial non-cash write-down recorded on São Bento in fiscal 2003.

Corporate administration expense for Q2 2004 was $1,124 compared to Q2 2003 of $991. Higher corporate administration expense in 2004 reflects additional administration support required as the Company increases development activity. Increased corporate activity dedicated to growth initiatives required additional staffing.

Exploration expenses for Q2 2004 were $798 compared to $370 in Q2 2003.  The total amount spent in Q2 2004 is comprised of $298 relating to Turkey, $237 for Brazil and $263 in China including general Head Office exploration department costs.

The Company held a substantial portion of its cash balance in Canadian dollars resulting in a foreign exchange gain in 2003 and a loss in 2004.  The Company is increasing its US dollar cash holdings in anticipation of incurring U.S. dollar denominated construction expenses at the Kisladag Mine.

The Company uses the fair value accounting based method for stock options.   In Q2 the Compensation Committee and the Board of Directors granted 295,000 stock options to existing employees and officers of the Company resulting in stock compensation expense of $134.

The Board of Directors administers the Employee Stock Option Plan (the “Plan”), whereby from time to time grant stock options to employees, consultants or advisors the Company.  In accordance with the terms of the Plan the Board of Directors and the Toronto Stock Exchange approved an amendment to the

Plan increasing the reserve of Common Shares for issuance pursuant to the Plan from 10,200,000 to 12,741,263, effective May 13, 2004.

Income Taxes

Current tax recovery for 2004 was $58 compared to current tax expense of $83 in 2003.

The future tax recovery of $1,203 is a result of Brazilian currency (“Real”) depreciation during Q2 2004 and a further reversal of the previously booked foreign exchange gain on the inter-company loans.

Related Party Transactions

The Company has no related party transactions to report.

5.  Review of Operations

Sao Bento

Higher cash costs per ounce in 2004 were driven mainly by lower production levels. As the mine deepens and moves further away from the existing bottom of the shaft at 23rd level, it becomes more challenging to sustain historical ore production levels.  In order to address this issue, the Company announced on April 2, 2003 its intention to deepen the shaft at São Bento. The Company expects the deepened shaft to be commissioned in Q2 2005. The concrete lined shaft will be deepened by 370 meters from the 23rd level to the 28th level at an approximate cost of $12,000. This shaft deepening will provide a bottom working elevation approximately 1,300 meters below surface at the Mine’s 28th level.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Production is being hampered by the Shaft Deepening Project.  For the first six months of 2004 the grade of ore mined was lower than the grade for the first six months of 2003 (8.27 g/t vs. 9.25 g/t) due to dilution.  This was driven by poor ground conditions at 26 and 27 levels associated with the presence of a metabasite intrusive that intersects the orebody at the area scheduled for mining at those levels in 2004. In Q2 2004 São Bento mined 84,595 tonnes of ore at a grade of 8.37 grams per tonne compared to 94,497 tonnes of ore in Q2 2003 at a grade of 8.95 grams per tonne. Mining is taking place below the existing shaft bottom, hence our present difficulties to sustain historical production levels.  Furthermore the waste generated by the activities associated with the Shaft Deepening Project is temporarily contributing to the congestion on the underground haulage system.  The Company expects an improvement in mine performance once the shaft deepening is completed in Q2 2005.

Higher cash costs per ounce were caused by lower gold production levels.  Lower gold production was a direct consequence of lower ore production coming form the underground mine as a result of the Shaft Deepening Project.

Higher cash costs per ounce were caused by lower gold production as well as an appreciation of the Real from an average of 3.24 in the first half of 2003 to an average of 2.97 in the first half of 2004.

Gold Production Cost per Ounce
	Q2	Q2	Six months	Six months
	2004	2003	2004	2003

Direct mining expenses	$301	$210	$284	$214
Inventory change	(6)	15	(3)	2
Third party smelting, refining and transportation	7	4	6	5
Vancouver costs	1	2	3	3
By-product credits	-	(1)	(1)	(1)
Cash operating cost per ounce	303	230	288	223

Royalties and Production taxes	7	7	7	7
Total cash costs per ounce	310	237	296	230

Depreciation, Depletion and Amortization	58	95	53	105
Foreign Exchange Loss	2	14	3	6
Reclamation and mine closure	6	4	5	4
Total production costs per ounce	$376	$350	$358	$345

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

6.  Summary of Quarterly Results and 2nd Quarter Review

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
	2004	2004	2003	2003
Revenue	$7,259	$9,940	$9,592	$9,841
Net income (loss) [1]	$(1,673)	$(663)	$(46,529)	$(1,630)

Basic (loss) Income per share - U.S.	$(0.01)	-	(0.21)	(0.01)
Diluted (loss) Income per share - U.S.	$(0.01)	-	(0.21)	(0.01)

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Revenue	2003	2003	2002	2002
Net income (loss) [1]	$9,348	$9,448	$10,180	$10,609
	$1,447	$1,679	$(1,651)	$1,374
Basic (loss) Income per share - U.S.	$
Diluted (loss) Income per share - U.S.	$0.01	0.01	(0.01)	0.01
	0.01	0.01	(0.02)	0.01

Net Income (loss) figures have been restated for the quarters to reflect the non-cash year end adjustments in fiscal 2003.

7.

Liquidity and Capital Resources

Cash and Financial Conditions

Eldorado’s cash position, including term deposits, increased from $41,438 at June 30, 2003 to $86,754 as at June 30, 2004.  The Company’s working capital was $91,396 as at June 30, 2004 compared with a working capital of $41,880 as at June 30, 2003.  The Company’s cash position decreased by $6,876 from March 31, 2004 due primarily to on-going development expenditures at Kisladag. Currently, the Company is debt and hedge free with no off balance sheet financing structures in place.  This positions the Company to continue with its strategy for value added growth.  Cash is sufficient to fund initial construction of the Kisladag Mine ($62.2 million) and to continue with exploration in Brazil, Turkey and China.

Eldorado’s consolidated cash from operations for Q2 2004 was ($1,283) compared to $126 in Q2 2003.  The negative cash flow from operations in Q2 is a direct result of lower gold sales, higher operating costs and the foreign exchange loss.

Investing Activities

During Q2 2004, Eldorado spent $5,021 on investing activities, of which $3,591 were on property, plant and equipment mainly at São Bento and $1,430 on mineral properties and deferred development in Turkey.

Year to date 2004 the Company has spent $11,824 in Turkey of which $11,527 has been spent on the Kisladag Project.  At Sao Bento capital expenditures for the first six months were $6,570 of which $2,900 has been spent on the Shaft Deepening Project.

Financing Activities

In Q2 2004, stock options were exercised for cash in the amount of $120. In the past three years, the Company has raised $126,590, net of fees, in public financing, which have been used to eliminate debt and fund Eldorado’s ongoing operations and development.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

8.  Risks and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold as its revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions and production costs. Worldwide gold production levels also affect gold prices. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of Eldorado’s exploration and development programs affect its profitability and value. As mines have limited lives based on proven reserves, Eldorado actively seeks to replace and expand its reserves, primarily through acquisitions, exploration and development of its existing operations and recognizance exploration.  Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Capital and Operational

The Company’s exploration development and operations are located in Brazil, Turkey and China and face potential political risks in these territories. The business of gold mining involves many operational risks and hazards. Through high operational standards, emphasis on hiring and training of appropriately skilled personnel and operational improvements, Eldorado works to reduce the risks associated with its projects. The Company maintains adequate insurance to cover normal business risk. The Company has one producing mine.  Any adverse development affecting São Bento would have an adverse effect on the Company’s financial performance.

The Company depends on a number of key employees.  The loss of any one could have an adverse effect on the Company.  The success of the Company depends on attracting and maintaining qualified personnel in a competitive labour environment.

The Company has sufficient financial resources to undertake its presently planned exploration and development program.  Further exploration and development of mineral resource properties or eacquisitions beyond this may require additional capital.  Accordingly, the continuing development of the Company’s projects will depend upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. There is no assurance that the Company would be successful in obtaining the required financing.

Environmental

Eldorado’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Eldorado is required to obtain

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts governmental permits and provide associated financial assurance to carry on certain activities. Eldorado is also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While Eldorado has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that these laws will not change in the future in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change which may restrict the Company’s ability to operate. Eldorado draws on the expertise and commitment of its Management team, its advisors, its employees and contractors to ensure compliance with current laws and foster a climate of open communication and co-operation with regulatory bodies.

Legal Proceedings

The nature of the Company’s business subjects it to regulatory investigation, claims, lawsuits and other proceedings in the ordinary course of business.  The result of these legal proceedings cannot be predicted with certainty.

Currency Fluctuations

Eldorado’s operates in several jurisdictions namely U.S., Canada, Brazil and Turkey.  The Company is exposed to currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries, namely Brazil, Turkey and China.  These operations are potentially subject to a number of political, economic and other risks.  Eldorado is not able to determine the impact of political, economic or other risks on its future financial position.

9.  Outlook

The Company anticipates current reserves will sustain operations at São Bento until 2008. In Q2 2004 São Bento produced 18,007 oz. of gold, 27.6% less than forecasted.  Continued congestion underground associated with waste development at depth and the Shaft Deepening Project necessitate a reduction in planned production to approximately 85,000 ounces for the year.  Due to this reduction in planned production and other adverse factors as previously noted affecting operations, anticipated cash costs for the year have been upwardly revised to $270 per ounce for 2004, with 2005 production forecast to be 94,000 ounces at $230 per ounce. The Shaft Deepening Project at São Bento continues according to plan, which will provide access to reserves and resources at the deeper levels of the Mine. The Company expects to complete the Shaft Deepening Project in 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

2nd Quarter ended June 30, 2004 and 2003

Expressed in thousands of U.S. dollars except per share and per ounce amounts

With the completion of the acquisition of all private lands required for development of the Kisladag Project, the Company is in the final stages of completing the permitting process.  The Zoning Plan application is expected to receive final approval in early August to be followed by approval of the construction drawings and the granting of the Construction Permit.  The granting of the Construction Permit will enable construction of the facility to commence and is presently anticipated in 2004.

The Company has been advised that litigation has been filed against the Ministry of Forestry and Environment to cancel the Kisladag EIA Positive Certificate and that the Company has been appointed co-defendant.  The Company’s present view is that this case is without merit and it will defend it vigorously.  The Company is continuing with its development of the Kisladag Project.

Certain actions have been commenced by third parties against the Turkish Ministry of Energy and Natural Resources and such actions ultimately seek to cancel the mineral license for Efemçukuru. The basis of the litigation against the project is an alleged threat to the water quality in the Izmir catchment.  At the Company’s request, it has been added as a co-defendant in the litigation proceedings. The Company is assisting the Ministry with its defense and intends to vigorously defend its position. The Company is proceeding with an Environmental Impact Assessment Report for Efemçukuru.  Upon receipt of a positive certificate from the Minister of Environment, the Company plans to commence additional drilling on the property, in preparation to completing a feasibility study in 2005.

Eldorado continues its partnership with China National Gold Group Corporation (“CNGC”). The current focus of the work with CNGC is on three operating mines that have been identified as being of interest to Eldorado. The Company is also reviewing assets other than those held by CNGC in China. During Q2 2004 the Company signed a lease for an office in Beijing which is the first step in establishing a legal representative office.

10.  Non - GAAP Measures

The Company has included certain non-GAAP performance measures throughout this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.  Eldorado believes that, in addition to conventional measures, prepared in accordance with Canadian GAAP, certain investors use this information to evaluate Eldorado’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.  Set out below are definitions for these performance measures and reconciliation’s of the non-GAAP measures to reported GAAP measures.

Unit costs:

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:
Reconciliation of Cash Operating Cost per ounce 1

	Q2	Q2	Six months	Six months
	2004	2003	2004	2003

Gold Ounces Sold	17,424	24,368	40,217	48,222
In thousands of US dollars except per ounce
Operating costs per Consolidated Statements of Operations and Deficit	5,250	5,785	11,515	10,835
Royalty expense and Production Taxes included above	(130)	(163)	(303)	(320)
Effects of inventory adjustments	159	(17)	370	239

Cash Operating Cost	5,279	5,605	11,582	10,754

Cash Operating Cost per ounce	303	230	288	223